BLACKBURN & STOLL, LC
                                Attorneys at Law
                          257 East 200 South, Suite 800
                           Salt Lake City, Utah 84111
                            Telephone (801) 521-7900            Eric L. Robinson
                               Fax (801) 521-7965          Direct (801) 578-3553



                                February 10, 2006


Ms. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-3561

      Re:    World Trophy Outfitters, Inc.
             Form SB-2, Filed September 23, 2005
             File No. 333-128532

Dear Mr. Reynolds:

         This letter is submitted on behalf of World Trophy Outfitters, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Company's Registration Statement of Form SB-2 (the "Registration Statement"). We appreciate the careful review and the useful comments provided by the staff. The accompanying amendment to the Registration Statement has been revised in response to the staff's comment and has been updated to reflect developments in the Company's business.

         The following sets forth the SEC staff's comments as reflected in the staff's letter dated October 31, 2005, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.

General

1. Throughout the document you make use of unnecessary defined terms. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. Examples of these would be the following:

         o        "Applicable Requirements"
         o        "Asset Purchase Agreement"
         o        "Registration Statement"

Mr. Reynolds
February 10, 2006
Page 2

         Please revise your prospectus as appropriate.

                  The registration statement has been revised to respond to this comment. See, for example, pages 12, 17, and 19. The word "registration statement" was not defined in the filing, but was capitalized in some instances. We have changed all references to lower case (except on the facing page where the form capitalizes these words), but have not removed these words from the document.

Facing Page

2. We note your statement that "the number of shares to be registered is estimated solely for the purpose of determining the registration fee." Please revise to clarify your statement.

                  This statement and the registration fee table have been removed from the facing page. The statement was intended to note that while 400,000 shares are being registered, the minimum number of shares that may be sold is 200,000 and the maximum is 400,000. As a result, the 400,000 shares may not be the number of shares that are sold in the offering.

Prospectus Cover Page

3. Please clarify that the offering price "will be fixed" at $0.50 per share.

                  The registration statement has been revised to respond to this comment. See the first paragraph on the Prospectus cover page.

4. Please disclose whether there are any minimum purchase requirements. See Item 501(a)(9)(iii) of Regulation S-B.

                  The registration statement has been revised to respond to this comment. See the second paragraph on the Prospectus cover page.

5. Please highlight the risk factor cross-reference by prominent type or in some other similar manner. See Item 501(a)(5) of Regulation S-B.

                  The cross-reference to the risk factor section was in bold text. In addition to the bold text, we will also italicize the cross-reference in response to this comment.

6. We note your statement that "if we do not receive the minimum proceeds within 90 days from the date of this prospectus, unless extended by us for up to an additional 30 days, your investment will be promptly returned to you without interest and without deductions." We also note your statement that the offering will expire 60 days after the minimum offering is raised. It appears that your first statement indicates that the offering terminates 120 days from the date of the offering prospectus. Revise your second statement as appropriate.

Mr. Reynolds
February 10, 2006
Page 3

                  The registration statement has been revised to respond to this comment.

7. Revise the cover page to remove the paragraph indicating the number of outstanding shares if the minimum and maximum offering amounts are issued.

                  The registration statement has been revised to respond to this comment.

Prospectus Summary

8. You state that you expect the proceeds from this offering, as well as future sales, to provide sufficient funds to cover operating costs for the next year. Please provide support for this assertion, or, alternatively, remove the statement.

                  The prospectus summary has been revised to remove this statement.

9. Advise whether you intend to list the shares on the OTC Bulletin Board or other specified market.

                  The Company has no present intention of seeking to have its common stock traded on the OTC Bulletin Board or other market. At some future date, however, the Company may seek to have its common stock traded on the OTC Bulletin Board or listed on another market.

Selected Historical Financial Data, page 3
10. Please revise your table to include statements of operations data for the period from January 13, 2005 (date of inception) to June 30, 2005.

                  The registration statement has been revised to respond to include statement of operations data for the period January 13, 2005 (date of inception) to September 30, 2005.

Rick Factors, page 6

11. Indicate in the introductory paragraph of the "Risk Factors" section that you are discussing all material risks in that section.

                  The registration statement has been revised to state that "[y]ou should consider carefully the following risk factors which describe all material risks that relate specifically to us and of which we are aware." Since we are now discouraged from including risk factors that related to the issuers generally or issuers generally in a specific industry (see, e.g., comment 18 below) it would seem inappropriate to say that "all material risks" are being discussed. In addition, there may be material risks that are not and cannot be foreseen by management.

12. The EDGAR version of your prospectus does not separate the risk factor subheadings from the narratives. Please ensure that the subheadings are set forth separately and captioned in bold or other similar font. In addition, please ensure that the EDGAR version is paginated.

Mr. Reynolds
February 10, 2006
Page 4

                  The Edgarized version has been amended modified to respond to this comment.

13. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For example, the subheading for the second factor merely reads "Our auditors have expressed doubt about our ability to continue as a going concern." Similarly, the subheading for the third risk factor reads "At June 30, 2005 we had 514,279 in working capital, stockholder equity of $14,279 and we do not have sufficient funding to execute our plan of operations." These examples are illustrative. Specifically revise the subheadings to risk factors 5, 6, 10, 18 and 21 to clearly illustrate the material risks posed to the company and investors in this offering. Avoid simply referring to a fact about your company or a future event in your subheadings. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact.

                  The risk factor subheadings for the identified risk factors have been revised to respond to this comment. 14. You refer to "additional funding" in risk factor three. Please elaborate.

                  The risk factor has been revised to address this comment. 15. We are unclear as to the risk alluded to in risk factor four. Please elaborate. In doing so, delete the cross reference to "Dilution" and al1 other similar cross references made in the forepart of the prospectus.

                  The prospectus has been revised to delete the other similar cross references. The referenced risk factor has been deleted. Management was attempting to disclose to investors the fact that any investment will result in substantial and dilution. Because this fact is also described in more detail under the "Dilution" heading, the risk factor has been deleted from this draft.

16. Disclose in risk factor eight the number of hours and percentage of time per week that Mr. Peay will devote to company business and the risks posed to the company if he will not devote full time.

                  The risk factor has been revised to include this information.

17. We note that risk factor nine states that the management has broad discretion in the use of proceeds. Please note that Item 504 of Regulation S-B does not allow for other appropriation than the purpose and priority disclosed in the Use of Proceeds section. Please revise accordingly.

                  This is probably a reference to risk factor twenty-nine. This risk factor has been deleted.

18. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to World Trophy Outfitters. As a general rule, a risk factor is probably too generic if it is readily

Mr. Reynolds
February 10, 2006
Page 5

transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. It appears that the risk factors 13, 14, 15, 16 and 20 are generic and should be revised, deleted or moved to another section of the prospectus as appropriate.

                  Risk factor 13 was moved, in part, to the Business section and the other referenced risk factors were deleted.

19. Clarify in risk factor 19 whether management has any intention of purchasing shares in this offering in an effort to reach the minimum.

                  Former risk factor 19 has been revised to respond to this comment.

20. Please avoid the generic conclusions you reach in several of your risk factor headings and narratives that the risk could "adversely affect" your business prospects, operating results and/or financial condition. Instead, replace this language with specific disclosure of how your business, results and operations would be impacted. See risk factors 13 and 23.

                  Former risk factor 13 has been removed from the risk factor section and former risk factor 23 has been revised to respond to this comment.

21. We note that you purchased 10 hunting permits from Mr. Peay for $133,000 and that there is an outstanding amount of $123,000 due December 31, 2005 that you intend to repay from the sale of such permits. Please include an additional risk factor addressing this fact and discussing how you intend to repay this amount given that you only have $56,000 in cash and only two months to generate funds. Discuss what recourse Mr. Peay has should you fail to repay the debt by the due date.

                  New risk factor 12 has been added in response to this comment.

22. Please address any risks associated with entering into long term purchase obligations with suppliers (i.e. hunting packages), including but not limited to, lost deposits due to insolvency and unfavorable price movements, and their likely impact on your ability to conduct business.

                  New risk factors 10 and 11 have been added in response to this comment.

Forward Looking Statements, page 8

23. We note on your statement that the prospectus includes forward looking statements "within the meaning of the securities laws." Please be advised that
Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Revise to make clear that the safe harbor does not apply to your company.

                  The registration statement has been revised to remove the "within the meaning of the securities laws" language.

24. We note your statement that you "specifically disclaim any obligation, to update any forward-looking statements ...." If new information or certain events arise that would make your current forward-looking statements materially

Mr. Reynolds
February 10, 2006
Page 6

misleading, you would need to update your disclosure as required by federal securities law. As such, please revise to delete your statement specifically disclaiming any obligation to update your forward-looking statements.

                  The registration statement has been revised to delete the referenced paragraph.

Dilution, page 9

25. Please round per share amounts here and throughout your registration statement to the nearest cent, or NIL, if applicable.

                  The registration statement has been revised to respond to this comment.

26. Please revise your dilution table to indicate the offering amount per share in the table. Also revise the table to present per share values in the dilution table and address the noted aggregate values in the paragraph prior to the dilution table.

                  The registration statement has been revised to respond to this comment.

27. Revise your comparative ownership table to indicate the percentages of total consideration paid for the existing shareholders and the new investors for both the minimum and maximum offerings.

                  The registration statement has been revised to respond to this comment.

Use of Proceeds, page 10

28. You state that the "actual use of proceeds may vary from the estimates shown." Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

                  The staff's comment is noted.

29. Affirmatively state that none of the proceeds "will be" used to pay salaries as opposed to "expected to be used."

                  The registration statement has been revised to respond to this comment.

30. Address whether any of the proceeds will be used to repay related party debts. Additionally, you must indicate any proceeds to be used, directly or indirectly, for officers and directors.

                  The registration statement has been revised to respond to this comment.

31. Provide an allocation in the table in the event that total proceeds of $135,000 and $170,000 are raised.

Mr. Reynolds
February 10, 2006
Page 7

                  The registration statement has been revised to respond to this comment.

32. By way of footnote, elaborate on how the proceeds will be used to purchase big game hunts. By way of illustration only, we would like to know the number of hunts you expect to purchase, the type(s), the outfitter(s), the locations(s), and the hunting season year(s).

                  The registration statement has been revised to respond to this comment.

33. By way of footnote, allocate how you will expend the proceeds on working capital. You indicate that the amounts expended on working capital may vary significantly. As indicated above, the reasons for any variances must be specifically discussed.

                  The registration statement has been revised to respond to this comment.

Determination of Offering Price, page 11

34. You disclose that the offering price was "arbitrarily determined" yet you disclose that the factors considered were your perceived prospects for your business, management's prior experience, the anticipated results of operations and your financial resources. Please reconcile.

                  The registration statement has been revised to removed the words "arbitrarily determined."

Description of the Business, page 13

35. Please state, if true, that the company does not consider itself a blank check as that term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company now or in the foreseeable future.

                  The registration statement has been revised to respond to this comment.

36. The current telephone number listed for the company is 801-653-5576, which is a Utah-based area code. However, the company's office is based in Nevada. Please confirm that s is the correct number.

                  The telephone number is correct. This is Mr. Peay's cell phone number which is the best number to contact the company. Mr. Peay travels frequently and this is the most convenient number for company business. The office number in Nevada is 702-643-1070, but there is not a dedicated person at that number answering the phone.

37. Revise to clarify the relationship between the company and Arctic Red River Outfitters.

                  The registration statement has been revised to respond to this comment.

General

38. It is not clear exactly what you purchase, offer and sell. Please elaborate to discuss whether your products and services are limited to individual hunting

Mr. Reynolds
February 10, 2006
Page 8

permits or whether they are more inclusive in the form of packages. In either case, fully discuss what is being offered and sold. It is also not clear what consulting services you provide. Fully discuss in this section your products and services. See Item 101 of Regulation S-B. In addition, explain in MD&A how each of these segments contributes to your plan of operation. See Item 303 of Regulation S-B.

                  The registration statement has been revised to respond to this comment.

39. Please elaborate on the strategic alliances you intend to form, including the identity of the parties and the terms of the agreements. Indicate whether you have entered into any such alliances. To the extent you have, file the agreements as exhibits.

                  By strategic relationship we mean ongoing relationships whereby we are able to do access and acquire hunts and become aware of new hunts because of the favorable working relationship that has developed with the guides and outfitters with whom we have develop a relationship. To avoid confusion we have replace the word "strategic alliance" with "business relationships." Further, disclosed the outfitters from whom we have acquired hunting packages and the outfitters with whom we have had discussions under the "Sources and Availability of Hunting Packages" discussion.

Our Marketing and Advertising Plan

40. The disclosure in this section does not adequately address your "Marketing and Advertising Plan." Please revise to specifically discuss each.

                  The registration statement has been revised to respond to this comment.

41. We note the statements that "we believe that ARRO is know as one of the best outfitters in the world" and "we believe that clients desiring WTO services will be willing to pay a 10-20% premium to arrange these hunts because of the experience Mr. Peay in finding the best hunts at the best times." We also note the statement that "some outfitters will be willing to provide hunts at a discount to WTO because of Mr. Peay's high profile position in the hunting industry. These examples are illustrative only. Please note that the reasonable basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the offering statement or provided to us. If you cannot provide us with the reasonable basis for these assertions, you should delete them. Revise the disclosure throughout the document to address our concerns, or advise us as necessary.

                  The registration statement has been revised to delete these statements. Please note that Mr. Peay has been very involved in this industry since 1995 and has earned a living in this industry for the past ten years.

                  As note in the prospectus, in 1995 Mr. Peay started Peays' Consulting Companies, Inc. ("PCC"). PCC provides strategic planning, business planning and business growth, wildlife management policy implementation, land use policy, land acquisition, and revenue generation strategies for businesses involved in the wildlife conservation and hunting industries. Mr. Peay has also founded three Wildlife Conservation

Mr. Reynolds
February 10, 2006
Page 8

                  organizations: Sportsmen for Fish and Wildlife, Sportsmen for Habitat, and the Utah Chapter of the Foundation for North American Wild Sheep. Mr. Peay has spent most of his available business time during the past eight years doing consulting work for these organizations through PCC.

The Industry and Competition

42. Identify the other booking agents and consultants that you will compete with and indicate your competitive position in the field. In this regard, we note the principal methods of competition as listed. Explain how you compete on each. Discuss any barriers to entry in the industry.

                  The registration statement has been revised to respond to this comment. Note, however, that there are hundreds of booking agencies with whom we compete. There is no single or small group of booking agencies who dominate this industry.

Sources and Availability of Hunting Packages

43. Identify the outfitters from whom you have acquired hunts to date. Substantiate your belief that you can acquire hunts for resale from a large number of outfitters in a variety of locations. Identify these outfitters, their locations and whether you have contacted any of them on a formal or informal basis.

                  The registration statement has been revised to respond to this comment.

44. Provide the disclosure required by Item 101(b)(5) of Regulation S-B regarding names of suppliers.

                  The registration statement has been revised to respond to this comment.

Distribution

45. Please include the disclosure required under Item 101(b)(2) of Regulation
S-B.

                  The registration statement has been revised to respond to this comment. See "Business--Distribution".

Description of Property, page 15

46. Please indicate the rent paid to Mr. Peay.

                  The registration statement has been revised to respond to this comment. Please note that no rent has been paid to Mr. Peay.

Management's Discussion and Analysis or Plan of Operation, page 15

Plan of Operation

47. In accordance with Item 303(a) of Regulation S-B, elaborate on the company's business plan, how it plans to generate revenues from the purchase and sale of hunting permits and packages and consulting services, how you get paid, how you

Mr. Reynolds
February 10, 2006
Page 10

recognize revenue and discuss all efforts being made, or contemplated, with respect to hunting package and consulting services development, marketing, sales and distribution. In this regard, discuss funds spent to date in these various areas and allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation over the next 12 months and the time frame and cost for beginning and completing each.

                  The registration statement has been revised to respond to this comment.

48. Specifically discuss the terms of the hunt packages that you have purchased to date and that you plan to purchase in the future. Indicate the "shelf life" of a hunt package and whether you are able to obtain a refund in whole or in part should you fail to sell it.

                  The registration statement has been revised to respond to this comment.

49. Please revise your plan of operation to include a description of the consulting services you provide to your clients.

                  The registration statement has been revised to respond to this comment.

50. Please revise MD&A to describe and quantify underlying material activities that generated revenue and cost of sales variances between periods and future trends (e.g. revenue per License/hunt sold, cost per license/hunt sold, etc.). To enhance an investors understanding of your business, please provide a schedule (in tabular format) reconciling your licenses sold (or hunting packages sold) to revenues and cost of sales for each period for which a statement of operations is presented.

                  The registration statement has been revised to respond to this comment.

51. Identify from whom you booked a bear hunt in Canada, the cost to you of the hunt, and the amount for which you sold it. Provide similar disclosure regarding the African safari.

                  The registration statement has been revised to respond to this comment.

52. It appears that you have generated revenue from consulting. Please discuss.

                  The registration statement has been revised to respond to this comment.

53. We note various references to "this Memorandum." Please revise throughout.

                  The registration statement has been revised to remove these references.

Liquidity and Capital Resources

54. Provide your available cash balance and amount of working capital as of the most recent practicable date.

Mr. Reynolds
February 10, 2006
Page 11

                  The registration statement has been revised to include these amounts as of September 30, 2005.

55. It does not appear that the Asset Purchase Agreement constitutes an arms length transaction. Please highlight this fact as well as the original cost to Mr. Peay of the 10 hunts. We note that you do not intend to use the proceeds of this offering to pay Mr. Peay for the hunts. Please affirmatively disclose this fact by stating that you "will not" use any proceeds from this offering for any such purpose.

                  The registration statement has been revised to respond to this comment.

56. In the last paragraph of this section, you state that if you do not raise the minimum amount in this offering you will need to locate additional sources of funds to continue operations. Please clarify the fact that if you do not raise the minimum, the offering will be terminated and investors will receive their money promptly and without deduction.

                  The registration statement has been revised to respond to this comment.

57. Expand the liquidity section to discuss material cash flows from operating activities using information from the statement of cash flows for all periods.

                  The registration statement has been revised to respond to this comment.

Off Balance Sheet Arrangements

58. We note your disclosure. Supplementally advise whether you have any off-balance sheet arrangements at all.

                  The company has no off balance sheet arrangements.

Critical Accounting Policies

59. To assist an investor in understanding your business, please revise your disclosure to discuss any critical accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance (for example, revenue recognition, deferred revenues and revenue dilution items, such as refunds; accounts receivable and how you determined an allowance is not necessary, and taxes, etc.). Please note, your revision should supplement, not duplicate, the description of accounting policies in the notes to the financial statements; and should provide greater insight into the quality and variability of information regarding financial condition and operating performance.

                  The registration statement has been revised to respond to this comment.

Directors, Executive Officers, Promoters and Control Persons, page 18

60. Identify the engineering company that Mr. Peay sold and the dates he owned the company. Provide the dates Mr. Peay has worked at Peay's Consulting Services

Mr. Reynolds
February 10, 2006
Page 12

and discuss the types of consulting performed. Indicate whether Peay's Consulting Services has or wi11 perform any work for, to, or with the company. Indicate the number of hours per week that Mr. Peay will contribute to company business.

                  The registration statement has been revised to respond to this comment.

Executive Compensation, page 19

61. While we recognize that compensation has not been paid, Item 402(b) of Regulation S-B requires that there be a summary compensation table. Please revise or advise.

                  The table was omitted because Item 402(a)(5) provides that "[a] table or column may be omitted, if there has been no compensation awarded to, earned by or paid to any of the named executives required to be reported in that table or column in any fiscal year covered by that table." As a result, we do not believe that table is required under the circumstances.

62. Revise to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company's named executive officers.

                  The registration statement has been revised to respond to this comment.

63. We do not understand the disclosure under "Compensation Committee Interlocks and Insider Participation" given that you do not have a compensation committee, a fact disclosed elsewhere.

                  The registration statement has been revised to delete this paragraph.

Certain Relationship and Related Transactions, page 19

64. You state that the company entered into an Asset Purchase Agreement with Mr. Peay whereby you acquired hunts from ARRO. It appears to us that you acquired the hunts from Mr. Peav and that Mr. Peay acquired them from ARRO. Please clarify this fact and disclose the consideration Mr. Peay paid to ARRO for the hunts.

                  The registration statement has been revised to respond to this comment.

65. Please provide the information required by Item 404(d) of Regulation S-B regarding your promoter(s).

                  The registration statement has been revised to respond to this comment.

Description of Securities, page 20

66. Provide the address and contact information of the transfer agent.

                  The registration statement has been revised to respond to this comment.

Mr. Reynolds
February 10, 2006
Page 13

67. Clarify under "Penny Stock Rules" that you "will be" subject to the penny stock rules as opposed to stating that it "is likely" you will become subject to them.

                  The registration statement has been revised to respond to this comment.

Plan of Distribution, page 22

68. Identify the name(s) of the person(s) who wi11 be selling the securities on behalf of the company. Also, please set forth the basis of their qualification under Rule 3a4-l under the Securities Exchange Act of 1934 with respect to each element of the safe harbor.

                  The registration statement has been revised to respond to this comment.

69. Briefly outline the plan of distribution by disclosing how the company wi11 solicit investors to purchase the common stock. See Item 508(c) of Regulation S-B.

                  The registration statement has been revised to respond to this comment.

70. We note your statement that your officers have no preliminary plans, intentions or arrangements to purchase securities in order to reach the minimum. Revise to clarify whether management may purchase securities to reach the minimum.

                  The registration statement has been revised to state that the officers will not purchase securities in this offering.

71. [No comment provided]
72. [No comment provided]
73. [No comment provided]

Revenue Recognition, F-8

74. We reviewed your revenue recognition policy, noting the use of the terms "generally" and "should be." Policy disclosures should be specific and you should avoid using ambiguous terms, please revise. In addition, please revise your disclosure to describe each of your revenue streams (e.g. product sales and consulting services) and the related revenue recognition policy, and discuss how your accounting treatment is consistent with SAB 104. Provide similar disclosure in MD&A.

                   Substantially all hunts sold by the Company generate accounts receivable. These receivables, without interest, are payable approximately three months prior to the related hunts. Hunt sales are included in revenues when the Company has received an executed sales contract and received a negotiated non refundable down payment of approximately 50%. The Company has no additional rescission, refund or customer satisfaction requirements. When these conditions are met the buyer receives all legal rights to the hunt, including the right of transferability and any changes or modifications are between the buyer and the outfitter.

Mr. Reynolds
February 10, 2006
Page 14

                  Consulting revenue is recognized when the consulting services are preformed.

75. We noted your disclosure on page 13 that you have acquired (and resold) hunts for the 2006 and 2007 seasons. Considering the comment above, tell us how you determined that collectibility was reasonably assured, and clarify how delivery has occurred.

                  Delivery occurs upon signing of a sales contract and payment of a non-refundable down payment. Upon sale, all rights to the hunting trip passes to the purchaser including the right to sell or transfer the hunt. The Company has no rescission, refund or customer satisfaction requirements. The outfitter is notified of the sale. The buyer is responsible for any changes and will work out those details directly with the outfitter. The buyer is responsible for arranging their own transportation to and from the hunt. WTO does not have any recourse against the purchasers except through legal action. However, Management believes that the customers who buy guided tour hunting trips have made a substantial investment in the trip through the down payment and have the wherewithal to pay the remainder of the receivable. Further, management believes the product retains its value and even increases in value as the date for the hunt approaches.

76. Please revise your disclosure to include the terms and conditions of deposits for hunting licenses and other hunting packages sold (e.g. timing of deposit, deposit amounts required, refund restrictions, etc.) as disclosed on page 13. Also include any customer acceptance provisions and other post-delivery obligations (e.g. license/hunt returns, satisfaction guarantee, license validity or limitations on transferability, discounts, etc.) and the related accounting policies. Provide similar disclosure in MD&A.

                  Disclosure has been revised. Please refer to the revenue recognition policy.

77. We noted from your disclosure on page 16 that you resold six Da11 Sheep hunts. It appears that you are recording revenue on a gross basis for these sales. Please justify your accounting treatment and provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as it relates to the resale of these hunts. Your analysis should address each of the indicators discussed in the related technical guidance. Please advise or revise. We may have further comments.

                  WTO acquires the hunts from the outfitter as much as two years prior to the date of the hunts. By acquiring the hunts in advance and in bulk they can purchase the hunts at a discounted price. Therefore, WTO will have legal title to the hunts for as long as two years or as little as one month prior to sale of the hunt. Therefore, WTO does bear the general inventory risk and is obligated to transfer the rights to the hunt to the purchaser.

Mr. Reynolds
February 10, 2006
Page 15

                  The outfitter has placed no restrictions and WTO has no obligations to the outfitter regarding the sales price that WTO can sell the hunts for. Therefore, the hunts are sold for what ever the market will bear.

                  WTO has the discretion to acquire hunts from many different outfitters and has no obligation to acquire hunts from any outfitter. WTO has acquired hunts from various outfitters in various parts of the world.

                  Since WTO acquires an inventory of hunts in advance, WTO is the entity that sets the hunts specifications.

                  If WTO is unable to sell the hunts prior to the hunt date, WTO suffers the loss and has no recourse against the outfitter.

                  WTO pays the outfitter for the hunts at acquisition. Therefore, WTO bears the credit risk for the amount billed to the buyer and suffers the loss for amounts uncollected.

Note 2 - Income Taxes, F-9

78. Please revise to include the required disclosures of SFAS 109 for all periods presented.


                  Footnote 2 has been updated to include all required FAS 109 disclosures.

Other Regulatory

79. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

                  A current dated consent of the independent accountants is included in the amendment.

Outside Back Cover Page

80. In light of the Rule 415 undertakings in Part II of the registration statement, please remove or revise the statement "[y]ou should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents."

                  The referenced statement has been removed from the registration statement.

Part II

Item 26. Recent Sales of Unregistered Securities

Mr. Reynolds
February 10, 2006
Page 16

81. Identify the two investors that purchased shares in January 2005.

                  The registration statement has been revised to respond to this comment.

82. We note that you indicate that the sale of the common stock was exempt form registration pursuant to Rules 504, 505 and 506 of Regulation D and Sections 4(2) and 4(6) of the Securities Act of 1933. Indicate the facts relied upon to make each exemption available for the noted transactions. We may have further comment.

                  Mr. Peay had a pre-existing business relationship with the three investors (the "Investors") identified in Item 26 prior to their investment in the Company (one of these investor was Mr. Peay himself), Mr. Peay contacted the Investors directly about of potential investment, no other potential investors were contacted or solicited in connection with a potential investment in the Company, and the securities, when issued, contained Rule 144 restrictive legends. In addition, based on written representations from each of the Investors and based on Mr. Peay's knowledge from his personal relationship with each Investors prior to the sale of the securities, the
                  Investors:

                  o are able to bear the economic risk of an investment in the securities for an indefinite period of time, can afford the loss of the entire investment in the securities, and will, after making an investment in the securities, have sufficient means of providing for their current needs and possible future contingencies. Additionally, each Investor's overall commitment to investments that are not readily marketable is not disproportionate to such Investor's net worth.

                  o each agreed not sell the securities acquired without registration under applicable securities acts or a proper exemption from such registration.

                  o each represented and warranted that the securities acquired were acquired for such Investor's own account and risk, for investment purposes, and not on behalf of any other person or with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933.

                  o had access to any and all information concerning the Company that the Investor and the Investor's financial, tax and legal advisors required or considered necessary to make a proper evaluation of this investment.

Mr. Reynolds
February 10, 2006
Page 17

                  o agreed that stop transfer instructions relating to the securities would be placed in the Company's stock transfer ledger, and that the certificates evidencing the securities sold will bear legends in substantially the following form:

                                    The securities represented by this
                                    certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

                  o each had the capacity to protect their own interest in connection with this transaction and had a pre-existing personal or business relationship with the Company or one or more of its officers, directors or controlling persons consisting of personal or business contacts of a nature and duration such as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of such person with whom such relationship exists.

                  o acknowledged that the securities were not offered to such Investor by way of general solicitation or general advertising and at no time was the Investor presented with or solicited by means of any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement.

                  o represented and warranted that each Investor is an "accredited investor" as defined under Rule 501 of Regulation D and each Investor gave the specific circumstances that would qualified the Investor to be an accredited investor.

Item 27. Exhibits

83. Revise the Blackburn & Stoll legality opinion to consent to being named in the registration statement.

                  The opinion has been revised to respond to this comment.

Mr. Reynolds
February 10, 2006
Page 18

Subscription Agreement

84. We note your statement that "the subscription evidenced by this Agreement is an irrevocable offer by the Subscriber to subscribe for the Shares ...." Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an irrevocable offer to purchase those shares prior to the company's acceptance. We may have further comment.

                  While we believe that the practice of subscription agreements providing that they are irrevocable is common and such obligation are enforceable, we have removed the language regarding irrevocability from the subscription agreement in response to this comment.

Escrow Agreement

85. We note the escrow agreement indicates that the company will wire or deposit with U.S. Bank National Association all proceeds received for the sales of the shares. We also note that your plan of distribution section indicates that the payment of the purchase price by each investor by check made payable to the order of U.S. Bank National Association, Escrow Agent for World Trophy Outfitters, Inc. We do not understand how the company may wire the funds to the escrow agent. Revise your prospectus to clarify whether the company has the responsibility to submit investor funds to the escrow agent.

                  The registration statement has been revised to respond to this comment.

86. We note that the escrow agreement provides for a right of offset contained in paragraph 5 of the escrow agreement. Revise to address the right of offset in your prospectus. We may have further comment.

                  The registration statement has been revised to respond to this comment. See "Plan of Distribution."

Signatures

87. Please have your principal accounting officer or controller sign in that capacity.

                  Because the company has only one officer, Mr. Peay, as president, acts as both principal executive officer and principal financial officer. The signature line indicates that Mr. Peay "acts as Principal Executive Officer and Principal Financial Officer." We have added an additional line so that Mr. Peay signs the document twice with the heading "principal executive officer" under one signature and "principal financial officer" under the other signature instead of once with both titles under the same signature line.

Mr. Reynolds
February 10, 2006
Page 19

         Please contact the undersigned at (801) 578-3553 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,


                                                     BLACKBURN & STOLL, LC

                                                     /s/ Eric L. Robinson

                                                     Eric L. Robinson

cc: Mr. Don Peay